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                              June 16, 2020

       Scott Ogur
       Chief Financial Officer
       Helix Technologies, Inc.
       5300 DTC Parkway, Suite 300
       Greenwood Village, CO 80111

                                                        Re: Helix Technologies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 30,
2020
                                                            Form 10-Q for the
Fiscal Quarter Ended March 31, 2020
                                                            Filed May 15, 2020
                                                            File No. 000-55722

       Dear Mr. Ogur:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Fiscal Quarter Ended March 31, 2020

       3. Summary of Significant Accounting Policies
       Goodwill, page 8

   1. Given the decline of your market capitalization, please tell us if you performed an interim goodwill impairment
test during the first quarter of fiscal year 2020. If an impairment test was performed, please
tell us the factors utilized to determine whether an impairment was or was not required. If
an impairment test was not performed, please tell us how you considered the factors
pursuant to ASC 350-20-35-3 in determining that
                                                        impairment testing was
not necessary given your continued net losses, negative cash flows and the substantial
doubt about your ability as a going concern. Additionally, please tell us the percentage by
which the fair value exceeds the carrying value of each of your reporting units.
 Scott Ogur
Helix Technologies, Inc.
June 16, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have questions.



FirstName LastNameScott Ogur                              Sincerely,
Comapany NameHelix Technologies, Inc.
                                                          Division of
Corporation Finance
June 16, 2020 Page 2                                      Office of Trade &
Services
FirstName LastName